# SpaceoutVR, Inc.

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## Annual Report
## 2017

Throughout this document, mentions of SpaceoutVR or "Company" refer to SpaceoutVR, Inc., a C-corporation formed on May 28, 2015, in New York State ("the issuer"). The issuer's physical address is 333 Broadway Suite 287, Troy, NY 12180.

You may contact the issuer by emailing dga@spaceoutvr.com. This annual report is posted on the issuer's web site https://www.facebook.com/spaceoutvr/ . The issuer may provide additional, occasional updates to investors via Netcapital.com.

CIK number of intermediary: ___0001706313_____

SEC file number of intermediary: ___020-23371_____

This document was not prepared with the help of Netcapital Systems, LLC ("Netcapital"). Netcapital has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Netcapital nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

_____

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

# Table of Contents

# Questions and answers

**What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the issuer? (§ 227.201(a)):**

SpaceoutVR, Inc., a C-corporation formed on May 28, 2015, in New York Stare ("the issuer"). The issuer's physical address is 333 Broadway Suite 287, Troy, NY 12180.

You may contact the issuer by emailing dga@spaceoutvr.com. This annual report is posted on the issuer's web site,https://www.facebook.com/spaceoutvr/ .

What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and Employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))


Dennis Adamo, Age 48


Board Positions with SpaceoutVR, Inc.

| Dates | Position | Principle Occupation |
|---|---|---|
| 08/2016 | Director | Entrepreneur, Technology Consultant |

Positions with SpaceoutVR, Inc.

| Dates | Position | Responsibilities |
|---|---|---|

| 05/2015 - 12/2017 | COO | Operations |
| 12/2017 - Present | Acting CEO | Administration |

Business experience related to SpaceoutVR, Inc.

| Dates | Positions | Principle Occupation |
| --- | --- | --- |
| 2018-present | Consultant | VR WORLD NYC |
| 2012-2014 | LG, Russia Digital Marketing Director | Media and Advertising Manager |
| 2007-2012 | Yahoo! EMENA! Global Business Development Consultant | Yahoo Russia and CIS |
| 1994-2007 | Serial Entrepreneur | ABRI, Prodigy, Icon, Etc. |

**What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c), portions of § 227.201(m))**

Adamo Business Relations International, LLC.   225,000 Shares  30.70% -Fully Diluted

**Describe the business of the issuer and the anticipated business plan of the issuer. (§ 227.201(d))**

Spaceout.VR is a free to play Social VR MMO for iOS & Android. Spaceout.VR monetizes with upgrades and features for entertainment, gaming and communications.

Spaceout.VR engages players with fun VR experiences. 360 Video & Photo, Games, Travel and Music power endless content features within our MMO. Spaceout.VR publishes a customized personal Space Station for each new Spacer. We populate personal spaces with the digital content you love based on machine learning and an analysis of your social media graph. Spaceout.VR accesses content from popular platforms like Facebook, YouTube, Twitter, SoundCloud and Google Street View. In the Orbital Social Feed you can visit thousands of other Space Stations. Make new friends, like, share and leave messages for other Spacers.

Win the game by building the biggest Space Station in VR! Our in-app economy rewards engagement and participation. Purchase and promote new Spaces and premium content with in-app purchases in the Spaceout Store.

Spaceout.VR originated in early 2015 as a music-powered mobile VR app. Massive consumer traction with teen and millennial music fans jump-started our product. The "Music Virtualizer" was a new and unique way to have more fun with your music.

To date, no large or small VR software company has unlocked long-term retention. Mobile VR is an emerging and disorganized market. As a leader in the open VR app market, Spaceout.VR has the opportunity to become a defining brand in mass-market consumer VR.

We have achieved unprecedented technological integration with the ability to deliver AI, games, travel, messaging, social media, music streaming and 360 video / photo into a tiny compact mobile app. We monetize with in-app purchasing, promotions, advertising and subscriptions.

**How many employees does the issuer currently have? (§ 227.201(e))**

1 only acting CEO for Administrative Purposes

**Discuss the material factors that make an investment in the issuer speculative or risky. (§ 227.201(f))**

Although the Company has 3 years of operational history, the company failed to attract investors to continue funding of the product development. It is highly likely that the company will not be able to meet its goals with the required financing. Risk factors are that the company is currently insolvent and all employees have resigned, except for a single manager. Other risks include the changes to market conditions and technological shifts from the mobile VR platform to PC and Console VR and AR solutions. This requires the company to redevelop its flagship product to accept these standards. Another risk is the higher than anticipated cost of customer acquisition, and retention. R & D process needs to be ongoing to find the right product market mix. The company is now in a quiet state and the products have been withdrawn from consumer access.

**Describe the ownership and capital structure of the issuer, including: the terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer. (portions of § 227.201(m))**

| Class of Security | Amount Authorized | Amount Outstanding | Voting Rights | Other Terms |
|---|---|---|---|---|
| Common Stock | 1,380,000 | 913,739 | Yes | |
| CF Shares | 20,000 | 3470 | No | |

**Describe how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered. (portions of § 227.201(m))**

Our shareholders agreement covers liquidation and transfer. These are unanimous rights for our common stock shareholders.  On an operational basis, your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, as to dilution the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.
The shareholder may vote on decisions with which another investor disagrees. Depending on how other shareholders vote, the resulting outcome may conflict with an investor's interest.

**Describe how the securities are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. (portions of § 227.201(m))**

The Company's last qualified financing was the conversion of all outstanding convertible notes. This occured on April 9, 2017. The valuation of the shares was based on a $5 share price, or a $5,000,000 valuation. In May of 2017, 20,000 CF Shares were offered to the public at a strike price of $5. The company will increase the number of CF shares at the next offering to 100,000 CF shares at $5 for a total next funding of $500,000.

**Describe the risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and a description of (portions of § 227.201(m))**

As with any minority ownership investment, there is no significant involvement regarding the direction and operations of the business.

**Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))**

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

**Describe the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))**

The Company currently has < $40,000 in unpaid professional services debt and minor costs to maintain the corporate technology and entity.

**Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))**

Beginning in 2015, the Company conducted 2 securities offerings:

1. A Regulation D convertible share purchase agreement Under Rule 506(b), a "safe harbor" under Section 4(a)(2) of the Securities Act a capital raise of $360,500 was started in July 22, 2015  concluded on April 7, 2017.  The Purchase price per share was approximately $5 per share. 82,489 shares of Common Stock were issued to 8 Investors.  Please see SEC FORM D - https://www.sec.gov/Archives/edgar/data/1706313/000170631317000001/xslFormDX01/primary_doc.xml

2. As of the end of 2017, SpaceoutVR, Inc. conducted a raise for Min $10,000 and a maximum of $100,000 under the Reg CF Exemption, an offering under exemption 4(a)(6) via Netcapital Funding Portal, Inc. Proceeds were $17,500. The offering could resulted in the sale of up to 3,470 shares of CF SHARES.

**Describe any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the issuer, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))**

No such transactions have occurred or are currently proposed.

**Discuss of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the issuer are provided. An issuer also must include a discussion of any material changes or trends**

**known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Issuers should take into account the proceeds of the offering and any other known or pending sources of capital. Issuers also should discuss how the proceeds from the offering will affect the issuer's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. In addition, issuers should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this question refer to the issuer and its predecessors, if any. (§ 227.201(s))**

The Company's financial condition is currently Insolvent. In 2017, The company failed to raise the necessary capital to fulfill its business plan and as a result has halted software operations. This is a temporary means and stop gap measure. While the company undergoes a restructuring and conducts a sale of Assets and or Re-Finances.

During the FY 2016, the company generated over $883,000 in gross revenue. This was a direct result of an undisclosed sale of intellectual property. The monthly expenses at full development capacity and marketing capacity is approximately $50,000. The company has the intention to conduct a further financing or merger to continue operations and preserve shareholder integrity.

**Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))**

| | | Summary Financials (000) | | | | |
|---|---|---|---|---|---|---|
| | | (Unaudited) | | | | |
| Total Assets: | | Most recent fiscal year-end: | 20713.23 | | Prior fiscal year-end | 418582 |
| Cash & Cash Equivalents: | | Most recent fiscal year-end: | -26.02 | | Prior fiscal year-end | 269063 |
| Accounts Receivable: | | Most recent fiscal year-end: | 1717.25 | | Prior fiscal year-end | 1762 |
| Short-term Debt: | | Most recent fiscal year-end: | 0 | | Prior fiscal year-end | 85528 |
| Long -term Debt: | | Most recent fiscal year-end: | 0 | | Prior fiscal year-end | 286117 |
| Revenues/Sales | | Most recent fiscal year-end: | 34248.13 | | Prior fiscal year-end | 38360.84 |
| Cost of Goods Sold: | | Most recent fiscal year-end: | 31019.82 | | Prior fiscal year-end | 136780.84 |
| Taxes Paid: | | Most recent fiscal year-end: | 0 | | Prior fiscal year-end | 13177 |
| Net Income: | | Most recent fiscal year-end: | -273450.51 | | Prior fiscal year-end | 106875.67 |

# Profit & Loss
## January through December 2017

|  | Jan - Dec 17 |
|---|---|
| **Ordinary Income/Expense** |  |
| **Income** |  |
| **Auto Sale of Asset** | 5,000.00 |
| **Sales** | 19,753.25 |
| **Sales of Product Income** | 9,494.88 |
| **Total Income** | 34,248.13 |
| **Cost of Goods Sold** |  |
| **Purchases - COS** | 600.00 |
| **Software** | 12,433.22 |
| **Supplies & Materials - COGS** | 17,976.60 |
| **VR Samples** | 10.00 |
| **Total COGS** | 31,019.82 |
| **Gross Profit** | 3,228.31 |
| **Expense** |  |
| **Advertising** | 13,870.65 |
| **Ask my Accountant** | 298.36 |
| **Auto Expense** | 135.78 |
| **Auto Expense - Repair - Registr** | 153.60 |
| **Auto Insurance** | 425.00 |
| **Bank Charges** | 3,222.02 |
| **Commissions & fees** | 108.46 |
| **Conference & Registration Fees** | 415.56 |
| **Dues & Subscriptions** | 3,127.90 |
| **Ecommerce Software Expense** | 1,172.33 |
| **Employee Per Diem** | 1,900.00 |
| **Equipment** | 21.98 |
| **Hosting Services** | 104.81 |
| **Insurance - General Ins, WC** | 477.83 |
| **Job Materials** | 10.79 |
| **Legal & Professional Fees** | 12,264.35 |
| **Meals and Entertainment** | 659.38 |
| **Miscellaneous office** | 131.17 |
| **NYS Dept of Works Comp** | 145.40 |
| **Office Expenses** | 1,890.56 |
| **Other General and Admin Expense** | 4,570.06 |
| **Payroll Expenses** |  |
| **Taxes** | 8,126.40 |
| **Wages** | 99,535.46 |
| **Payroll Expenses - Other** | 9,422.18 |
| **Total Payroll Expenses** | 117,084.04 |
| **Postage and Delivery** | 586.56 |
| **Reimbursements** | 403.16 |
| **Rent or Lease** | 3,900.00 |
| **Repair & Maintenance** | 96.87 |
| **Shipping and delivery expense** | 1,859.27 |
| **Shopify fees** | 1,063.10 |
| **Stationery & Printing** | 67.45 |
| **Subcontractors** | 87,315.00 |
| **Tax Free Donation to Troy Boys** | 150.00 |
| **Taxes & Licenses** | 531.50 |
| **Telephone** | 2,260.00 |
| **Trade Show Exhibitor Cost** | 1,525.17 |
| **Travel** | 13,467.70 |
| **Uncategorized Expense** | 69.46 |
| **Utilities** | 1,525.60 |
| **Total Expense** | 277,010.87 |
| **Net Ordinary Income** | -273,782.56 |

# Profit & Loss
## January through December 2017

|  | Jan - Dec 17 |
|---|---:|
| **Other Income/Expense** | |
| **Other Income** | |
| Interest Earned | 332.05 |
| **Total Other Income** | 332.05 |
| **Net Other Income** | 332.05 |
| **Net Income** | **-273,450.51** |

# Balance Sheet
## As of December 31, 2017

|  | Dec 31, 17 |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| Spacium Holdings LLC - 2127 | -26.02 |
| **Total Checking/Savings** | -26.02 |
| | |
| **Accounts Receivable** | |
| Accounts Receivable | 917.25 |
| Stock Subscribtion Receivable | 800.00 |
| **Total Accounts Receivable** | 1,717.25 |
| | |
| **Other Current Assets** | |
| Inventory Asset | 19,022.00 |
| **Total Other Current Assets** | 19,022.00 |
| **Total Current Assets** | 20,713.23 |
| | |
| **Fixed Assets** | |
| Accumulated Depreciation | -31,350.00 |
| Machinery & Equipment | 30,013.00 |
| Office Furniture | 1,337.00 |
| **Total Fixed Assets** | 0.00 |
| **TOTAL ASSETS** | 20,713.23 |
| | |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Accounts Payable** | |
| Accounts Payable | 2,850.00 |
| **Total Accounts Payable** | 2,850.00 |
| | |
| **Other Current Liabilities** | |
| **Payroll Liabilities** | |
| CS V.Bush NY Case ID BU63248P1 | 1,700.00 |
| Federal Taxes (941/944) | |
| Federal Unemployment (940) | 67.20 |
| Federal Taxes (941/944) - Other | -6,063.54 |
| **Total Federal Taxes (941/944)** | -5,996.34 |
| | |
| Federal Unemployment (940) | 149.94 |
| NY SDI | 111.80 |
| NYS Income Tax | 1,278.56 |
| Payroll Liabilities - Other | -93.96 |
| **Total Payroll Liabilities** | -2,850.00 |
| **Total Other Current Liabilities** | -2,850.00 |
| **Total Current Liabilities** | 0.00 |
| **Total Liabilities** | 0.00 |
| | |
| **Equity** | |
| Capital Stock | 249,312.80 |
| Retained Earnings | 44,850.94 |
| Net Income | -273,450.51 |
| **Total Equity** | 20,713.23 |
| **TOTAL LIABILITIES & EQUITY** | 20,713.23 |

# Statement of Cash Flows
## January through December 2017

|  | Jan - Dec 17 |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | -273,450.51 |
| Adjustments to reconcile Net Income | |
| to net cash provided by operations: | |
| Accounts Receivable | 45.00 |
| Prepaid Rent | 116,175.00 |
| Accounts Payable | -67,256.25 |
| Payroll Liabilities:CS V.Bush NY Case ID BU63248P1 | 1,300.00 |
| Payroll Liabilities:Federal Taxes (941/944) | -19,787.41 |
| Payroll Liabilities:Federal Unemployment (940) | -46.37 |
| Payroll Liabilities:NY SDI | 44.20 |
| Payroll Liabilities:NYS Employment Taxes | -684.68 |
| Payroll Liabilities:NYS Income Tax | 902.35 |
| **Net cash provided by Operating Activities** | -242,758.67 |
| **INVESTING ACTIVITIES** | |
| Accumulated Depreciation | 28,909.15 |
| Machinery & Equipment | 889.00 |
| Office Furniture | -889.00 |
| **Net cash provided by Investing Activities** | 28,909.15 |
| **FINANCING ACTIVITIES** | |
| Deferred Rent Liability | -121,175.00 |
| Notes Payable | -159,942.00 |
| Capital Stock | 248,412.80 |
| Retained Earnings | -47,417.30 |
| **Net cash provided by Financing Activities** | -80,121.50 |
| **Net cash increase for period** | -293,971.02 |
| **Cash at beginning of period** | 293,945.00 |
| **Cash at end of period** | -26.02 |

# Ongoing reporting requirements

SpaceoutVR, Inc.  must continue to comply with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202) until one of the following occurs:

— SpaceoutVR, Inc. is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act

— SpaceoutVR, Inc. has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record

— SpaceoutVR, Inc. has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000

— SpaceoutVR, Inc. or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities

— SpaceoutVR, Inc. liquidates or dissolves its business in accordance with state law

When one of the above occurs, Form C-TR must be filed within five business days from the date on which Court Innovations becomes eligible to terminate its reporting with the United States Securities and Exchange Commission (SEC).

SpaceoutVR, Inc. will file a report electronically with the SEC annually and post the report on its web site https://www.facebook.com/spaceoutvr/  no later than 120 days after the end of each fiscal year covered by the report.

# Financial statements certification

I, Dennis Adamo, certify that the financial statements of SpaceoutVR, Inc., included in this Form are true and complete in all material respects.

Dennis Adamo
Acting CEO

# SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

SpaceoutVR, Inc. by

Dennis Adamo
Principal Acting Executive Officer

Instructions . The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.